SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

16 January, 2009

For Immediate Release

Not for release, publication or distribution, in whole or in part, in or into or from Australia, Canada, Japan, South Africa or the United States or any other jurisdiction where it would be unlawful to do so.

RYANAIR UPDATE ON OFFER FOR AER LINGUS

In response to questions at a Ryanair seat sale press conference in Dublin this morning, Michael O'Leary commented:

"While no decision has been made in relation to any change in the terms of our merger Offer, we have no intention of increasing our Offer to a price of €2 or above. We are not stupid people and will not pay stupid prices.

"Our Offer will deliver almost €750 million to Aer Lingus shareholders including almost €190 million for the Irish government as well as 1,000 new jobs in Aer Lingus at a time when thousands of jobs are being lost in Ireland.

"The market valued Aer Lingus shares at less than €1 before our Offer and I believe that if our Offer is not successful by 13 February, 2009, the Aer Lingus share price will return to these pre Offer levels.

"Ryanair advisers are seeking an early meeting with the Minister for Transport's advisers, IBI to emphasise that a decision must be made on Ryanair's Offer within the next three weeks"
.

This statement of intention is a no increase statement under the Takeover Rules. In accordance with the Takeover Rules, following this statement Ryanair cannot increase its Offer to €2 or above per Aer Lingus Share save with Panel consent.

Enquiries:

Ryanair Howard Millar	Telephone: +353 1 812 1212
Davy Corporate Finance ( Financial Adviser to Ryanair and Coinside) Eugenée Mulhern Brian Garrahy	Telephone: +353 1 679 6363
Morgan Stanley ( Financial Adviser to Ryanair and Coinside) Colm Donlon Adrian Doyle	Telephone: +44 20 7425 5000
Murray Consultants Pauline McAlester	Telephone: +353 1 498 0300

Notes:
€750 million is the consideration payable by Ryanair under the Offer for 100% of the issued share capital of Aer Lingus.

During November, 2008 Aer Lingus Shares traded at less than €1 on the Irish Stock Exchange (source Irish Stock Exchange website).

Davy Corporate Finance, which is regulated in Ireland by the Financial Regulator, is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer, and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Davy Corporate Finance nor for providing advice in relation to the Offer, the contents of this announcement, the Offer Document or any transaction or arrangement referred to in this announcement.

Morgan Stanley & Co. Limited is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Offer, the contents of this announcement, the Offer Document or any transaction or arrangement referred to in this announcement.

The directors of Ryanair and Coinside accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Ryanair and Coinside (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  16 January, 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director